Exhibit 99.1

111, Inc. Announces First Quarter 2024 Unaudited Financial Results

•	Turned to Quarterly Operational Profitability for the First Time

•	Operating Expenses as a Percentage of Revenues Decreased 120 Basis Points YoY to 5.8%

•	Achieved Positive Operating Cash Flow

SHANGHAI, May 23, 2024 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Net revenues were RMB3.5 billion (US$488.7 million) and Gross segment profit (1) was RMB 208.5 million (US$ 28.9 million). Due to the sudden surge in medicine demand during the peak of the Covid-19 pandemic in Q1 2023, net revenue and gross segment profit had a 4.6% and 11.7% decrease respectively.

•	Total operating expenses were RMB204.8 million (US$28.4 million), an improvement of 20.6% compared to RMB257.9 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased by 120 basis points to 5.8% from 7.0% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Income from operations was RMB3.7 million (US$0.5 million), compared to loss from operations was RMB21.7 million in the same quarter of last year. This marks 111’s inaugural operational income on a quarterly basis.

•	Non-GAAP income from operations (2) was RMB8.9 million (US$1.2 million), representing an increase of 259.2% compared to RMB2.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP income from operations accounted for 0.3% in the quarter, an increase of 20 basis points from 0.1% in the same quarter of last year.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We are delighted to start the year with a major milestone in the first quarter of 2024 as our continuous operational enhancements empowered us to turn to operational profitability for the first time. Notably, income from operations reached RMB3.7 million during the period, a wonderfully positive shift from an operational loss of RMB21.7 million a year ago. This was achieved despite a decrease in first-quarter revenue because of a higher baseline set in the corresponding period of 2023 during the peak of the pandemic. Non-GAAP income from operations even more than tripled year over year to a record high of RMB8.9 million. Our performance in the quarter validates the effectiveness of our business model as a leading tech-enabled healthcare platform company committed to digitally empower the entire healthcare value chain as well as our growth strategies.

Mr. Liu added, “We successfully elevated our operational efficiency after disciplined expense optimization across the whole organization. Our operating expenses as a percentage of net revenues decreased 120 basis points to 5.8%, while the ratio for non-GAAP operating expenses fell 60 basis points to 5.7%, reflecting our efforts for prudent resource management in the pursuit of sustainable growth. We anticipate the possibility of further operating cost reductions and higher efficiency as we scale up our business and refine operations. Our ambition is to stand out as the pinnacle of efficiency in the pharmaceutical e-commerce realm, and we strive to amplify our operational effectiveness to sharpen our competitive edge.”

“Furthermore, our investments in technology empowerment effectively drove up operational efficiency and customer engagement. We also made novel supply chain advancement that will unlock new growth opportunities, highlighted by our launch of a new delivery and transit model for streamlining logistics and saving fulfilment costs. Our pioneering role in digital commerce transformation and commitment to innovative excellence has also been recognized as we obtained significant accolades and a new patent from government agencies and professional institutions.”

“Looking ahead, we will remain dedicated to delivering one-stop shopping experiences supported by the most comprehensive and cost-effective product portfolio. With our internal 100% digital operating system at our core, we've attained unmatched operational efficiency within the industry. We are well positioned to empower both upstream and downstream customers to improve efficiency for the entire industry and reshape the traditional value chain. Our focus on strengthened partnership with pharmaceutical companies, strategic investments in operational efficiency, as well as relentless commitment to digitalization and AI innovation will enable us to capture greater market share and growth for higher revenue and profit levels. We are confident that these initiatives will solidify our leadership in the market, and we look forward to continuously generating value to our shareholders, customers, and stakeholders in the quarters ahead.”

First Quarter 2024 Financial Results

Net revenues were RMB3.5 billion (US$488.7 million), representing a decrease of 4.6% from RMB3.7 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended March 31,
	2023	2024	YoY
B2B Net Revenue
Product	3,562,682	3,431,172	-3.7%
Service	21,141	20,837	-1.4%

Sub-Total	3,583,823	3,452,009	-3.7%

Cost of Products Sold(3)	3,372,828	3,261,103	-3.3%

Segment Profit	210,995	190,906	-9.5%
Segment Profit %	5.9%	5.5%

(In thousands RMB)	For the three months ended March 31,
	2023	2024	YoY
B2C Net Revenue
Product	106,608	72,206	-32.3%
Service	6,330	4,214	-33.4%

Sub-Total	112,938	76,420	-32.3%

Cost of Products Sold	87,720	58,793	-33.0%

Segment Profit	25,218	17,627	-30.1%
Segment Profit %	22.3%	23.1%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.5 billion (US$488.2 million), representing a decrease of 5.2% from RMB3.7 billion in the same quarter of last year.

•	Cost of products sold was RMB3.3 billion (US$459.8 million), representing a decrease of 4.1% from RMB3.5 billion in the same quarter of last year.

•	Fulfillment expenses were RMB88.5 million (US$12.3 million), representing a decrease of 13.8% from RMB102.7 million in the same quarter of last year. Fulfillment expenses accounted for 2.5% of net revenues this quarter as compared to 2.8% in the same quarter of last year.

•	Selling and marketing expenses were RMB80.4 million (US$11.1 million), representing a decrease of 10.0% from RMB89.2 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.9 million for the quarter and RMB1.1 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.2% in the quarter as compared to 2.4% in the same quarter of last year.

•	General and administrative expenses were RMB19.1 million (US$2.6 million), representing a decrease of 53.8% from RMB41.3 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB2.1 million for the quarter and RMB19.0 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.5% in the quarter as compared to 0.6% in the same quarter of last year.

•	Technology expenses were RMB18.3 million (US$2.5 million), representing a decrease of 27.7% from RMB25.3 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.2 million for the quarter and RMB4.1 million for the same quarter last year, respectively, Technology expenses as a percentage of net revenues, accounted for 0.5% in the quarter as compared to 0.6% in the same quarter of last year.

Income from operations was RMB3.7 million (US$0.5 million), compared to loss from operations was RMB21.7 million in the same quarter of last year.

Non-GAAP income from operations was RMB8.9 million (US$1.2 million), compared to RMB2.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP income from operations accounted for 0.3% in the quarter as compared to 0.1% in the same quarter of last year.

Net loss was RMB2.7 million (US$0.4 million), compared to RMB19.4 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 0.1% in the quarter from 0.5% in same quarter of last year.

Non-GAAP net income (4) was RMB2.5 million (US$0.3 million), compared to RMB4.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net income accounted for 0.1% in the quarter, which was same as last year.

Net loss attributable to ordinary shareholders was RMB13.8 million (US$1.9 million), compared to RMB31.8 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 0.4% in the quarter from 0.9% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB8.6 million (US$1.2 million), compared to RMB7.6 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.2% in the quarter, which was same as last year.

(4) Non-GAAP net income represents net income excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the first quarter 2024, non-GAAP net income is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB627.3 million (US$86.9 million), compared to RMB673.7 million as of December 31, 2023. To this date, the Company has a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020 as previously disclosed. 111 has received redemption requests from certain of such investors for a total redemption amount of RMB0.2 billion in accordance with the terms of their initial investments in 1 Pharmacy Technology. Furthermore, the Company has entered into written agreements and/or commitment letters with investors representing the majority of the total carrying amounts. For more information about the terms of 111’s arrangements with these investors, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2023.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, May 23, 2024 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. First Quarter 2024 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10038645-oelc5s.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until May 30, 2024 on:

China: 4001 209 216
United States: +1 855 883 1031
International: +61 7 3107 6325
Conference ID: 10038645

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/83ojreww.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income from operations, non-GAAP net income, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net income as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income from operations, non-GAAP net income, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income from operations, non-GAAP net income, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2024.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria.

Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	603,523	584,391	80,937
Restricted cash	20,025	22,938	3,177
Short-term investments	50,143	20,000	2,770
Accounts receivable, net	536,823	468,962	64,950
Notes Receivable	77,598	66,056	9,149
Inventories	1,419,396	1,432,778	198,437
Prepayments and other current assets	225,823	190,385	26,368
Total current assets	2,933,331	2,785,510	385,788
Property and equipment, net	34,340	30,959	4,288
Intangible assets, net	2,256	2,052	284
Long-term investments	2,000	2,000	277
Other non-current assets	13,310	13,160	1,823
Operating lease right-of-use asset	103,799	90,892	12,588
Total Assets	3,089,036	2,924,573	405,048

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	338,075	206,990	28,668
Accounts payable	1,588,693	1,641,885	227,398
Accrued expense and other current liabilities	818,295	735,523	101,869
Total Current liabilities	2,745,063	2,584,398	357,935
Long-term operating lease liabilities	62,624	54,671	7,572
Other non-current liabilities	5,245	6,147	850
Total Liabilities	2,812,932	2,645,216	366,357

MEZZANINE EQUITY
Redeemable non-controlling interests	870,825	881,742	122,120

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	32	32	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(815)
Additional paid-in capital	3,169,114	3,174,290	439,634
Accumulated deficit	(3,819,249)	(3,833,024)	(530,868)
Accumulated other comprehensive income	72,514	73,277	10,149
Total shareholders' deficit	(583,451)	(591,287)	(81,892)
Non-controlling interest	(11,270)	(11,098)	(1,537)
Total Deficit	(594,721)	(602,385)	(83,429)
Total liabilities, mezzanine equity and deficit	3,089,036	2,924,573	405,048

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net Revenues	3,696,761	3,528,429	488,682
Operating Costs and expenses:
Cost of products sold	(3,460,548)	(3,319,896)	(459,800)
Fulfillment expenses	(102,650)	(88,523)	(12,260)
Selling and marketing expenses	(89,240)	(80,360)	(11,130)
General and administrative expenses	(41,317)	(19,074)	(2,642)
Technology expenses	(25,316)	(18,309)	(2,536)
Other operating income, net	578	1,457	202
Total Operating costs and expenses	(3,718,493)	(3,524,705)	(488,166)
(Loss) Income from operations	(21,732)	3,724	516
Interest income	1,949	1,966	272
Interest expense	(4,272)	(7,982)	(1,106)
Foreign exchange loss (gain)	1,634	(219)	(30)
Other Income (loss), net	3,064	(123)	(17)
Loss before income taxes	(19,357)	(2,634)	(365)
Income tax expense	-	(51)	(7)
Net Loss	(19,357)	(2,685)	(372)
Net Loss attributable to non-controlling interest	1,400	(173)	(24)
Net Loss attributable to redeemable non-controlling interest	1,548	289	40
Adjustment attributable to redeemable non-controlling interest	(15,378)	(11,206)	(1,552)
Net Loss attributable to ordinary shareholders	(31,787)	(13,775)	(1,908)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	2,135	(34)	(5)
Realized gains of available-for-sale debt securities	(1,902)	177	25
Foreign currency translation adjustments	(3,113)	620	86
Comprehensive loss	(34,667)	(13,012)	(1,802)
Loss per ADS:
Basic and diluted	(0.38)	(0.16)	(0.02)
Weighted average number of shares used in computation of loss per share
Basic and diluted	167,329,609	171,220,973	171,220,973

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$

Net cash (used in) provided by operating activities	(121,328)	108,438	15,019
Net cash (used in) provided by investing activities	(53,188)	29,742	4,119
Net cash provided by (used in) financing activities	78,497	(155,471)	(21,532)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(1,491)	1,072	148
Net decrease in cash and cash equivalents, and restricted cash	(97,510)	(16,219)	(2,246)
Cash and cash equivalents, and restricted cash at the beginning of the period	716,791	623,548	86,360
Cash and cash equivalents, and restricted cash at the end of the period	619,281	607,329	84,114

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$

(Loss) Income from operations	(21,732)	3,724	516
Add: Share-based compensation expenses	24,208	5,171	716
Non-GAAP income from operations	2,476	8,895	1,232

Net Loss	(19,357)	(2,685)	(372)
Add: Share-based compensation expenses, net of tax	24,208	5,171	716
Non-GAAP net Income	4,851	2,486	344

Net Loss attributable to ordinary shareholders	(31,787)	(13,775)	(1,908)
Add: Share-based compensation expenses, net of tax	24,208	5,171	716
Non-GAAP net Loss attributable to ordinary shareholders	(7,579)	(8,604)	(1,192)

Loss per ADS(6): Basic and diluted	(0.38)	(0.16)	(0.02)
Add: Share-based compensation expenses per ADS(6), net of tax	0.28	0.06	0.00
Non-GAAP Loss per ADS(6)	(0.10)	(0.10)	(0.02)

(6) Every one ADSs represent two Class A ordinary shares.